LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.
BLVD. MANUEL AVILA CAMACHO 24 - PH I
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO
TELEPHONE: (5255) 5540-9600
FACSIMILE: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

File Number 82-3142

March 19, 2004

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the fourth quarter of 2003, provided to the Mexican Stock Exchange (the "BMV");

dlj 3/25

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the following information made public to investors through EMISNET, an electronic financial information system of the BMV:

1. Information regarding the Shifts in the Market dated November 4, 2003.

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of a press release informing about the Company's 2003 fourth quarter results, dated February 27, 2004.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Matthew F. Wilhoit

Enclosures

cc: Fernando Salmerón M.
Manuel Cullen (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**22,390,470**	100	**23,271,609**	100
2	**CURRENT ASSETS**	**7,337,856**	33	**8,051,188**	35
3	CASH AND SHORT-TERM INVESTMENTS	586,224	3	303,401	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	884,048	4	820,418	4
5	OTHER ACCOUNTS AND DOCUMENTS RECIVABLE	1,097,989	5	1,152,486	5
6	INVENTORIES	4,438,222	20	5,511,553	24
7	OTHER CURRENT ASSETS	331,373	1	263,330	1
8	**LONG-TERM**	**162,546**	1	**162,505**	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED				
11	OTHER INVESTMENTS	162,546	1	162,505	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**14,263,226**	64	**14,459,632**	62
13	PROPERTY	13,677,593	61	13,357,844	
14	MACHINERY	0	0	0	0
15	OTHER EQUIPMENT	6,793,613	30	6,280,294	
16	ACCUMULATED DEPRECIATION	6,274,212	28	5,325,412	23
17	CONSTRUCTION IN PROGRESS	66,232	0	146,906	
18	**DEFERRED ASSETS (NET)**	**585,800**	3	**555,345**	2
19	**OTHER ASSETS**	**41,042**	0	**42,939**	0
20	**TOTAL LIABILITIES**	**10,020,264**	100	**10,786,632**	100
21	**CURRENT LIBILITIES**	**8,275,168**	83	**9,023,662**	84
22	SUPPLIERS	5,221,859	52	5,572,245	52
23	BANK LOANS	2,083,000	21	2,149,579	20
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	152,876	2	252,496	2
26	OTHER CURRENT LIABILITIES	817,433	8	1,049,342	10
27	**LONG-TERM LIABILITIES**	**599,446**	6	**630,937**	6
28	BANK LOANS	500,000	5	519,850	5
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	99,446	1	111,087	1
31	**DEFERRED LOANS**	**1,145,650**	11	**1,132,033**	10
32	**OTHER LIABILITIES**	**0**	0	**0**	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,370,206**	100	**12,484,977**	100
34	**MINORTY INTEREST**	**41,288**		**45,368**	
35	**MAJORITY INTEREST**	**12,328,918**	100	**12,439,609**	100
36	**CONTRIBUITED CAPITAL**	**8,709,501**	71	**8,709,501**	70
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,651	1	104,651	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,185,928	18	2,185,928	18
39	PREMIUM ON SALES OF SHARES	6,418,922	52	6,418,922	51
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,619,417**	29	**3,730,108**	30
42	RETAINED EARNINGS AND CAPITAL RESERVE	12,802,405	103	12,442,582	100
43	REPURCHASE FUND SHARES	1,506,183	12	1,506,183	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(11,003,776)	(89)	(10,573,997)	(85)
45	NET INCOME FOR THE YEAR	314,605	3	355,340	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**586,224**	100	**303,401**	100
46	CASH	402,238	69	300,958	99
47	SHORT-TERM INVESTEMENTS	183,986	31	2,443	1
18	**DEFERRED ASSETS (NET)**	**585,800**	100	**555,345**	100
48	AMORTIZED OR REDEEMED	147,146	25	82,960	15
49	GOODWILL	438,654	75	472,385	85
50	DEFERED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**8,275,168**	100	**9,023,662**	100
52	FOREIGN CURRENCY LIABILITIES	655,401	8	518,693	6
53	MEXICAN PESOS LIABILITIES	7,619,767	92	8,504,969	94
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**817,433**	100	**1,049,342**	100
57	OTHER CURRENT LIBILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIBILITIES WITHOUT COST	817,433	100	1,049,342	100
27	**LONG-TERM LIABILITIES**	**599,446**	100	**630,937**	100
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	599,446	100	630,937	100
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**99,446**	100	**111,087**	100
63	OTHER LOANS WITH COST	40,743	41	54,042	49
64	OTHER LOANS WITHOUT COST	58,703	59	57,045	51
31	**DEFERRED LOANS**	**1,145,650**	100	**1,132,033**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,145,650	100	1,132,033	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY**	**(11,003,776)**	100	**(10,573,997)**	100
	ACCUMULATED INCOME DUE TO MONETARY	**(220,381)**	**(2)**	**(220,381)**	**(2)**
	INCOME FROM NON-MONETARY POSITION	**(10,783,395)**	**(98)**	**(10,353,616)**	**(98)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(937,312)	(972,474)
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	594	556
75	EMPLOYERS (*)	12,479	12,610
76	WORKERS (*)	21,739	21,182
77	CIRCULATION SHARES (*)	977,447,505	977,447,505
78	REPURCHASED SHARES (*)	8,641,967	8,641,967

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**31,116,643**	**100**	**32,133,968**	**100**
2	COST OF SALES	24,548,606	79	25,557,051	80
3	**GROSS INCOME**	**6,568,037**	**21**	**6,576,917**	**20**
4	OPERATING	5,776,437	19	5,876,903	18
5	**OPERATING INCOME**	**791,600**	**3**	**700,014**	**2**
6	TOTAL FINANCING	99,349	0	4,618	0
7	**INCOME AFTER FINANCING COST**	**692,251**	**2**	**695,396**	**2**
8	OTHER FINANCIAL OPERATIONS	70,632	0	81,154	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**621,619**	**2**	**614,242**	**2**
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	255,907	1	219,294	1
11	**INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**365,712**	**1**	**394,948**	**1**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOS OPERATION**	**365,712**	**1**	**394,948**	**1**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**365,712**	**1**	**394,948**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	51,784	0	34,180	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**313,928**	**1**	**360,768**	**1**
19	NET INCOME OF MINORITY INTEREST	(677)	0	5,428	0
20	**NET INCOME OF MAJORITY INTEREST**	**314,605**	**1**	**355,340**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GIGANTE QUARTER 4 YEAR: 2003
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**31,116,643**	**100**	**32,133,968**	**100**
21	DOMESTIC	29,770,602	96	31,581,967	98
22	FOREIGN	1,346,041	4	552,001	2
23	TRANSLATED INTO DOLLARS (***)	119,877	0	53,179	0
6	**TOTAL FINANCING COST**	**99,349**	**100**	**4,618**	**100**
24	INTEREST PAID	373,377	376	342,937	(7,426)
25	EXCHANGE LOSSES	52,212	53	112,634	(2,439)
26	INTEREST EARNED	10,370	10	6,461	(140)
27	EXCHANGE PROFITS	34,200	34	95,918	(2,077)
28	GAIN DUE TO MONETARY POSITION	(281,670)	(284)	(348,574)	7,548
8	**OTHER FINANCIAL OPERTIONS**	**70,632**	**100**	**81,154**	**100**
29	OTHER EXPENSES (INCOME) NET	70,632	100	81,154	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**255,907**	**100**	**219,294**	**100**
32	INCOME TAX	9,638	4	57,486	26
33	DEFERED INCOME TAX	235,509	92	157,711	72
34	WORKERS' PROFIT SHARING	10,760	4	4097	2
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	30,883,077	32,012,285
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	31,116,643	32,133,968
39	OPERATION INCOME (**)	791,600	700,014
40	NET INCOME OF MAJORITY INTEREST (**)	314,605	355,340
41	NET CONSOLIDATED INCOME (**)	313,928	360,768

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **4** YEAR: **2003**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
FROM SEPTEMBER THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**8,363,147**	**100**	**8,879,726**	**100**
2	COST OF SALES	6,652,850	80	7,099,242	80
3	**GROSS INCOME**	**1,710,297**	**20**	**1,780,484**	**20**
4	OPERATING	1,450,915	17	1,646,207	19
5	**OPERATING INCOME**	**259,382**	**3**	**134,277**	**2**
6	TOTAL FINANCING	(31,926)	0	21,611	0
7	**INCOME AFTER FINANCING COST**	**291,308**	**3**	**112,666**	**1**
8	OTHER FINANCIAL OPERATIONS	48,951	1	44,338	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**242,357**	**3**	**68,328**	**1**
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	109,781	1	32,530	0
11	**INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**132,576**	**2**	**35,798**	**0**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOS OPERATION**	**132,576**	**2**	**35,798**	**0**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**132,576**	**2**	**35,798**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES	27,404	0	16,788	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**105,172**	**1**	**19,010**	**0**
19	NET INCOME OF MINORITY INTEREST	3,232	0	2,709	0
20	**NET INCOME OF MAJORITY INTEREST**	**101,940**	**1**	**16,301**	**0**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GIGANTE — QUARTER **4** — YEAR: **2003**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**8,363,147**	**100**	**8,879,726**	**100**
21	DOMESTIC	8,048,499	96	8,716,148	98
22	FOREIGN	314,648	4	163,578	2
23	TRANSLATED INTO DOLLARS (***)	28,022	0	14,874	0
6	**TOTAL FINANCING COST**	**(31,926)**	**100**	**21,611**	**100**
24	INTEREST PAID	79,884	250	113,632	526
25	EXCHANGE LOSSES	32,880	103	11,606	54
26	INTEREST EARNED	3,095	10	991	5
27	EXCHANGE PROFITS	13,080	41	6,174	29
28	GAIN DUE TO MONETARY POSITION	(128,515)	(403)	(96,462)	(446)
8	**OTHER FINANCIAL OPERTIONS**	**48,951**	**100**	**44,338**	**100**
29	OTHER EXPENSES (INCOME) NET	48,951	100	44,338	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**109,781**	**100**	**32,530**	**100**
32	INCOME TAX	(59,768)	(54)	(47,033)	(145)
33	DEFERED INCOME TAX	163,330	149	79,098	243
34	WORKERS' PROFIT SHARING	6,219	6	465	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**313,928**	**360,768**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	698,772	616,801
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,012,700**	**977,569**
4	CASH FLOW CHANGE IN WORKING CAPITAL	(89,765)	(2,468,303)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**922,935**	**(1,490,734)**
6	CASH FLOW FROM EXTERNAL FINANCING	(98,071)	2,155,661
7	CASH FLOW FROM INTERNAL FINANCING	4,484	5,680
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(93,587)**	**2,161,341**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(546,525)**	**(870,536)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	282,823	(199,929)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	303,401	503,330
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	586,224	303,401

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: **4** YEAR: **2003**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**698,772**	**616,801**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	714,330	660,276
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	(15,558)	(43,475)
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	0	0
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**(89,765)**	**(2,468,303)**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(9,133)	(707,232)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	669,325	(1,389,202)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(68,043)	(51,165)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(350,385)	(142,713)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(331,529)	(177,991)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(98,071)**	**2,155,661**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(98,071)	2,149,579
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	6,082
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**4,484**	**5,680**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	4,484	5,680
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(546,525)**	**(870,536)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(41)	(162,505)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(482,219)	(714,021)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(64,265)	5,990

MEXICO CITY STOCK EXCHANGE (BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Gigante **Quarter: 4 Year: 2003**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT
(Management Analysis and Discussion of the Company's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

February 27, 2004

4T03 Earnings Result Report

By the end of 2003, consolidated sales for Grupo Gigante were 31,117 mdp , a decrease of 3.2% compared to the previous year. Fourth quarter sales totaled 8,363 million pesos, a decline of 5.8% versus the fourth quarter of 2002. During the fourth quarter, sales in stores with more than one year of operations decreased 6.8% in real terms compared to the same period of 2002.

Gross profit for the quarter was 1,710 million pesos, which represented 20.5% of total sales which was slightly higher than the 20.1% posted in the fourth quarter of 2002. In cumulative terms, gross margin increased 60 basis points to reach 21.1%. The improvement in the margin is primarily the result of more efficient negotiations with our suppliers and improved loss control.

Operating profit for fourth quarter was 259 million pesos, 93.2% higher than the 134 million pesos that the Group recorded in the same period of the previous year. This was the due to an improvement in the gross margin as well as an 11.9% reduction in operating costs. As a result, the operating margin was positive given that it went from 1.5% in the fourth quarter of 2002 to 3.1% in the present period. On an annual basis, operating profit for 2003 grew by 13.1% to reach 792 million pesos.

As a percentage of total sales, the company's operating flow for the quarter was 5.3%, higher than the 3.4% recorded in the fourth quarter of 2002. In cumulative terms, operating flow was 1,506 million pesos, an increase of 10.7% compared to the previous year.

During the fourth quarter, net profit was $102 million pesos, five times higher than it was in 2002 due to the higher operating profit. As a percentage of total sales, net utility was 1.2% for the quarter, an increase of100 basis points over that recorded in the fourth quarter of 2002. In annual terms, net profit grew to 315 million pesos .

Working capital improved significantly primarily as a result of a more than 1,000 million peso reduction in inventories compared to 2002. In addition, the supplier account declined by only 350 million pesos as a result of better inventory management.

From October to December, 12 establishments were incorporated into the Group. Five new Office Depot units in: Ciudad Juárez, Chihuahua; Cuernavaca, Morelos; Mexico City and one additional store in Guatemala; three Gigante USA units in Los Angeles, California; two Radio Shack stores in Acapulco, Guererro and Guadalajara, Jalisco; and two Toks restaurants in the cities of Toluca, Edo de México and

the surrounding metropolitan area of Edo de México. In all, there are a total of 492 units and 1,148,273 m2 of sales floor. Two Super Gigante stores were closed as well.

In the next 15 months, the Group will invest nearly 1,000 million pesos, most of which will be used to open new units, the remodeling of stores and logistics.

By the end of 2003, the number of stores and sales area by format was as follows:

102 Gigante stores (605,532 m2 of sales floor), 54 Bodegas Gigante (202,970 m2 of sales floor), 61 Super Gigante units (132,652 m2 of sales floor), 8 Gigante USA establishments (22,794 m2 of sales floor), 42 SuperPrecio units (10,378 m2 of sales floor), 87 Radio Shack stores (10,688 m2 of sales floor), 89 Office Depot establishments (149,991 m2 of sales floor), 3 PriceSmart units (13,269 m2 of sales floor), and 46 Toks cafeterias (10,188 seats).

GENERAL DIRECTOR'S REPORT
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation

a. *Consolidation of financial statements* – The consolidated financial statements include those of Gupo Gigante, S. A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below. The financial statements of Office Depot de México, S. A. de C. V. and PSMT México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

b. *Translation of financial statements of foreign subsidiaries* – To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

   The financial statements of foreign subsidiaries included in the 2003 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

c. *Comprehensive loss* – Comprehensive loss represents the Company's total activity during each year, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period which, in accordance with accounting principles generally accepted in Mexico (MEX GAAP), are presented directly in stockholders' equity without affecting the consolidated statements of income. For the years ended December 31, 2003 and 2002, the other comprehensive loss items consist of the insufficiency in restated stockholders' equity, the translation effects of foreign entities which is presented in the insufficiency in restated stockholders' equity, and the net income (loss) of minority stockholders.

d. *Reclassifications* - Certain amounts in the financial statements as of and for the year ended December 31, 2002 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2003.

2. **Summary of significant accounting policies**

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. *New accounting policies* - Beginning January 1, 2003, the Company also adopted the provisions of new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("C-9"), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations.

b. **Recognition of the effects of inflation** - The Company restates its consolidated financial statements to Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of December 31, 2003 and, therefore, differ from those originally reported in the prior year.

c. *Temporary investments* - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

d. *Inventories and cost of sales* – Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

e. *Property and equipment* – Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized and restated using the NCPI.

f. *Investment in shares* – Investment in shares are valued at acquisition cost and restated using the NCPI.

g. *Goodwill* – Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized over 20 years.

h. *Employee retirement obligations* – Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

i. *Provisions* – Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

j. *Income tax, tax on assets and employee statutory profit-sharing* – Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards.

Deferred income tax assets are reduced by any benefits that, in the opinion of management, are not probable of being realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized. The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability

k. ***Foreign currency balances and transactions*** - Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

l. ***Insufficiency in restated stockholders' equity*** - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding nonmonetary assets through December 31, 1996, which resulted from restating certain nonmonetary assets below inflation utilizing appraisal values.

m. ***Monetary position gain*** - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

n. ***Earnings per share*** - Basic earnings per ordinary share is calculated by dividing net income of majority stockholders' by the weighted average number of ordinary shares outstanding during the year.

o. ***Investment in shares*** - The balance at December 31, 2003 and 2002 represents the Company's investment in 15,000 Series A preferred, convertible and redeemable shares of PriceSmart, Inc. (PriceSmart). The preferred shares can be converted to common shares of PriceSmart at an exercise prise of US $37.50 per share, have a cumulative dividend of 8% a year, and may be redeemed at the option of PriceSmart five years after issuance.

p. ***Income taxes, tax on assets and employees statutory profit-sharing*** - In accordance with Mexican tax law, the Company is subject to income tax consolidated (ISR) and tax on assets consolidated (IMPAC), which takes into consideration the taxable and deductible effects of inflation.

The ISR rate was 35% in 2002 and 34% in 2003, and will be reduced by one percentage point each year until reaching 32% in 2005. In 2002, the deduction for employee statutory profit sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S.A. de C.V., incurs consolidated ISR and IMPAC with its subsidiaries in the proportion in which it owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2003, the proportion is calculated based on the average daily equity percentage which Grupo Gigante, S.A. de C.V. owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of ISR and IMPAC of both Grupo Gigante, S.A. de C.V. and its subsidiaries are made as if Grupo Gigante, S. A. de C. V. did not file a consolidated tax return.

The effective ISR rates for December 31, 2003 and 2002, was 43% and 37% respectively.

3. Contingencies

In 1992, the Company, acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes set aside funds in escrow for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be settled under the terms of the indemnity agreement, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended without resolution, as of this date the Company has not been notified by the former shareholders of their intention to pursue further legal action.

4. New accounting principles

In March 2003, the IMCP issued Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal" (C-15), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. Companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. Management believes that the adoption of this new Bulletin as of January 1, 2004, will not have significant effects on the Company's consolidated financial position or results of operations.
The Company has not fully assessed the effects of adopting these two new accounting principles on its financial position and results of operations.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GIGANTE, S.A. DE C.V.	SELF-SERVICE	2,162,534,916	99.99	2,169,301	4,932,270
2 SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	2,004,999	99.98	20,050	(36,371)
3 CONTROTIENDAS, S.A. DE C.V.	REAL ESTATE	76,076,141	99.99	76,077	2,947,837
4 CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTS	159,148,777	99.99	159,929	483,750
5 BODEGA GIGANTE, S.A. DE C.V.	REAL ESTATE	1,363,644,000	99.99	550,086	580,489
6 GIGANTE FLEMING, S.A. DE C.V.	REAL ESTATE	62,031,800	99.99	79,983	223,398
7 OFFICE DEPOT, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50	277,516	820,295
8 SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	4,999	99.98	50	935
9 GIGANTE HOLDING INTERNATIONAL	SELF-SERVICE	53,936,000	99.99	543,993	362,839
10 CONTROLADORA DEL NORTE, S.A. DE C.V.	REAL ESTATE	47,306,275	99.99	313,908	479,622
11 TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF-SERVICE	10,744,999	99.98	107,449	59,037
12 PAGOS EN LINEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	4,999	99.98	50	(2,297)
13 COMPAÑIA IMPORTADORA GIGANTE, S.A. DE C.V.	PURCHASE AND SALE, IMPORTS AND EXPORTS	4,999	99.98	50	0
14 RADIO SHACK DE MEXICO, S.A. DE C.V.	ELECTRICAL APPLIANCES	1,362,976	50.01	66,597	41,304
16 PSMT MEXICO, S.A. DE C.V.	SELF-SERVICE	430,314	50	215,157	185,895
17 PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	99.98	850	898
18 COMBUSTIBLES GIGANTE, S.A. DE C.V.	SALE OF GASOLINE, FUEL	5,000	99.98	50	53
19 SERVICIOS GASTRONOMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL FOOD PREPARATION SERVICES	5,000	99.98	50	(65)
TOTAL INVESTMENT IN SUSIDIARIES				**4,581,146**	**11,079,889**
ASSOCIATEDS					
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTEMENTS					**162,546**
TOTAL					**11,242,435**

STOCK EXCHANGE CODE **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER **4** YEAR:**2003**

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands Of $) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	23/09/2005	7.10	0	500,000												
BANAMEX	05/01/2004	9.60	554,000	0												
BANCOMER	05/01/2004	7.60	600,000	0												
BANCO MERCANTIL DEL NORTE	19/01/2004	11.00	60,000	0												
INBURSA	19/01/2004	7.10	100,000	0												
INBURSA	16/02/2004	9.10	500,000	0												
INVERLAT	16/02/2004	8.35	99,000	0												
IXE	23/02/2004	10.20	140,000													
INVERLAT	19/01/2004	8.00	30,000	0												
TOTAL BANKS			2,083,000	500,000	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
AUTOSERVICIO			4,011,345	0							528,539					
PAPELERIA			421,940	0							68,541					
RESTAURANTE			22,056	0												
ELECTRONICOS			111,117	0							58,321					
TOTAL SUPPLIERS			4,566,458	0	0	0	0	0	0	0	655,401	0	0	0	0	0
VARIOS			817,433	99,446												
OTHER CURRENT LIABILITIES AND ANOTHER CREDITS			817,433	99,446	0	0	0	0	0	0	0	0	0	0	0	0
			7,466,891	599,446	0	0	0	0	0	0	655,401	0	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
TOTAL ASSETS	5,183	58,196	0	0	58,196
LIABILITIES POSITION	58,351	655,401	0	0	655,401
SHORT TERM LIABILITIES POSITION	58,351	655,401	0	0	655,401
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(53,168)	(597,205)	0	0	(597,205)

NOTES
EXCHANGE RATE USED AS OF DECEMBER 31, 2003 IS EQUIVALENT TO $11.2285 PESOS PER DOLLAR FOR ASSETS AND $11.2320 PESOS PER DOLLAR FOR LIABILITIES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,771,362	(11,364,567)	(7,593,205)	0.00	30,373
FEBRUARY	3,554,554	(10,235,348)	(6,680,794)	0.00	18,038
MARCH	3,501,025	(10,457,906)	(6,956,881)	0.01	43,828
APRIL	4,036,496	(10,953,350)	(6,916,854)	0.00	11,759
MAY	3,797,676	(10,017,010)	(6,219,335)	0.00	(20,524)
JUNE	3,995,433	(11,060,777)	(7,065,344)	0.00	5,652
JULY	4,030,391	(9,972,451)	(5,942,060)	0.00	8,319
AUGUST	4,068,282	(10,420,704)	(6,352,422)	0.00	18,422
SEPTEMBER	4,366,384	(10,033,812)	(5,667,428)	0.01	33,438
OCTOBER	3,778,563	(11,093,613)	(7,315,049)	0.00	26,334
NOVEMBER	3,794,615	(11,735,618)	(7,941,003)	0.00	65,910
DECEMBER	4,237,395	(12,727,661)	(8,490,265)	0.00	35,659
ACTUALIZATION:	0	0	0	0.00	4,462
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
T O T A L					**281,670**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GIGANTE	SELF-SERVICE	605,532	100
BODEGA GIGANTE	SELF-SERVICE	202,970	100
SUPER G	SELF-SERVICE	132,652	100
RADIO SHACK	ELECTRICAL APPLIANCES	10,688	100
OFFICE DEPOT	OFFICE SUPPLIES	149,991	100
CAFETERIAS TOKS	RESTAURANTS	10,188	100
GIGANTE HOLDING	SELF-SERVICE	22,794	100
TIENDAS SUPER PRECIO	SELF-SERVICE	10,378	100
PSMT MEXICO	SELF-SERVICE	13,269	100

NOTES
INSTALLED CAPACITY IS REGISTERED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WHICH IS REGISTERED ACCORDING TO THE NUMBER OF SEATS AVAILABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLICABLE TO THE GROUP					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2003**

CONSOLIDATED
Final Printing

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SELF-SERVICE				29,770,602			
T O T A L				29,770,602			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2003**

CONSOLIDATED
Final Printing

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
(1) SELF-SERVICE				855,900			
(2) SELF-SERVICE				359,979			
(3) OFFICE EQUIPMENT				130,162			
T O T A L				1,346,041			

NOTES

(1) IT REFERS TO 76,226 THOUSAND DOLARS AT AN EXCHANGE RATE OF $11.2285 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

(2) IT REFERS TO 32,059 THOUSAND DOLARS AT AN EXCHANGE RATE OF $11.2285 PESOS PER DOLAR CORRESPONDING TO EXPORTS.

(3) IT REFERS TO 11,592 THOUSAND DOLARS AT AN EXCHANGE RATE OF $11.2285 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **4** YEAR: **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
UNICA	0	0	176,734,102	800,713,403	0	977,447,505	18,922	85,729
TOTAL	0	0	176,734,102	800,713,403	0	977,447,505	18,922	85,729

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
977,447,505
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
UNICA	8,641,967	10.89000	6.00000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

INFORMACION DE PROYECTOS
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANNEX 13

CONSOLIDATED
Final Printing

INVESTMENT REPORT 4 T 03
FEBRUARY 27, 2004

During the past 12 months of the year, the investments performed went up the amount of 482 million pesos. Such resources allowed us to carry out our program for the opening of new stores, remodeling, sistems and logistics.

Below is a summary of openings as of December 31, 2003.

Kind / Subsidiary	Fourth Quarter	Up to Dec 31, 2003
Gigante		
Super Gigante		
Bodega Gigante		
Gigante USA	3	4
SuperPrecio		5
Toks	2	3
Office Depot	5	13
Radio Shack	2	6
PriceSmart		1

Regarding the foregoing and considering the closing of stores during the year, the variation of sale floor correspondig to the fourth quarter of 2003, added to December, is practically null.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **4** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Information related to bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

Gigante Holding International, Inc. Is a subsidiary corporation of Grupo Gigante with a participation of 100% that include 8 supermarket stores aiming at the Latino market in the city of Los Angeles, California.

Conversion of financial statements. Regarding the conversion, Gigante Holding operates as a "Foreign Entity" financially and operatively independent from Grupo Gigante. Its financial statements are converted to Mexican pesos pursuant to Bulletin B-15, "Transactions in foreign currency and conversion of financial statements of foreign operations", issued by the Mexican Institute of Public Accountants, wich implies restating the amounts of the cited subsidiary in currency of the United States of America and applying the same accounting policies as those of Grupo Gigante.

Roberto Salvo Horvilleur and Federico Coronado Brosig, acting as Chief Executive Officer and Corporate Director of Administration and Finances of Grupo Gigante, S.A. de C.V., respectively, in accordance with Article 33, Section II, of the provisions to general duties applicable to share issuers and other stock market participants, issued by the National Banking and Securities Commission, hereby declare that:

The undersigned, hereby under oath, state that within the scope of our corresponding duties, we prepared the information regarding the issuer contained in the quarterly report herein, which to our legal understanding, reasonably reflects its condition. Likewise, we hereby state that we have no knowledge of any relevant information which may be false or have been omitted from this quarterly report or that may contain information that could mislead the investors.

Lic. Roberto Salvo Horvilleur General Manager	Federico Coronado Brosig Corporate Manager of Administration and

Mexico City, D.F., February 27, 2004.

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 02/27/2004 17:28

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8187
FAX:	5269-8308
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GG1880610918
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	DON ANGEL LOSADA GOMEZ
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	ROBERTO SALVO HORVILLEUR
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8222
FAX:	5269-8308
E-MAIL:	rsalvo@gigante.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 02/27/2004 17:28

TITLE MSE: CHIEF FINANCIAL OFFICER
TITLE: DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE
NAME: FEDERICO CORONADO BROSIG
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8187
FAX: 5269-8308
E-MAIL: fcoronad@gigante.com.mx

TITLE MSE: PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE: DIRECTOR OF STOCK EXCHANGE INFORAMATION
NAME: JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8369
FAX: 5269-8308
E-MAIL: fsalmero@gigante.com.mx

TITLE MSE: SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE: DIRECTOR OF CONTROLS
NAME: JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO, FEDERAL DISTRICT
TELEPHONE: 5269-8369
FAX: 5269-8308
E-MAIL: fsalmero@gigante.com.mx

TITLE MSE: PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE: LEGAL DIRECTOR
NAME: FRANCISCO PEREZ LOBATO
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8395
FAX: 5269-8308
E-MAIL: fperez@gigante.com.mx

TITLE MSE: SECRETARY OF THE BOARD OF DIRECTORS
TITLE: SECRETARY OF THE BOARD OF DIRECTORS
NAME: JAVIER MARTINEZ DEL CAMPO
ADDRESS: BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY: BOSQUES DE LAS LOMAS
ZIP CODE: 55120
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5259-5353
FAX: 5259-5259
E-MAIL: jmdc@domc.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 02/27/2004 17:28

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132
E-MAIL:	smontero@domc.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	DIRECTOR OF STOCKHOLDER RELATIONS
NAME:	MANUEL CULLEN PLIEGO
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8075
FAX:	5269-8308
E-MAIL:	macullen@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET*
TITLE:	DIRECTOR OF STOCK EXCHANGE INFORMATION
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET*
TITLE:	DIRECTOR OF STOCK EXCHANGE INFORMATION
NAME:	JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
EMAIL:	fsalmero@gigante.com.mx

*Electronic Communication System Established by the Mexican Stock Exchange

LOCATION AND DATE:
MEXICO CITY, NOVEMBER 4, 2003

COMPANY:
GRUPO GIGANTE, S.A. DE C.V.

TICKER:
GIGANTE

MATTER:
SHIFTS IN THE MARKET

RELEVANT EVENT:
Grupo Gigante (GIGANTE*) informs that it did not in any way participate in the operation that was registered at 9:11 am on this day, and therefore the variation and volume handled are a result of the market.

GRUPO GIGANTE

February 27th '2004

4T03 Earnings Result Report

By the end of 2003, consolidated sales for Grupo Gigante were 31,117 mdp , a decrease of 3.2% compared to the previous year. Fourth quarter sales totaled 8,363 million pesos, a decline of 5.8% versus the fourth quarter of 2002. During the fourth quarter, sales in stores with more than one year of operations decreased 6.8% in real terms compared to the same period of 2002.

Gross profit for the quarter was 1,710 million pesos, which represented 20.5% of total sales which was slightly higher than the 20.1% posted in the fourth quarter of 2002. In cumulative terms, gross margin increased 60 basis points to reach 21.1%. The improvement in the margin is primarily the result of more efficient negotiations with our suppliers and improved loss control.

Operating profit for fourth quarter was 259 million pesos, 93.2% higher than the 134 million pesos that the Group recorded in the same period of the previous year. This was the due to an improvement in the gross margin as well as an 11.9% reduction in operating costs. As a result, the operating margin was positive given that it went from 1.5% in the fourth quarter of 2002 to 3.1% in the present period. On an annual basis, operating profit for 2003 grew by 13.1% to reach 792 million pesos.

As a percentage of total sales, the company's operating flow for the quarter was 5.3%, higher than the 3.4% recorded in the fourth quarter of 2002. In cumulative terms, operating flow was 1,506 million pesos, an increase of 10.7% compared to the previous year.

During the fourth quarter, net profit was $102 million pesos, five times higher than it was in 2002 due to the higher operating profit. As a percentage of total sales, net utility was 1.2% for

the quarter, an increase of100 basis points over that recorded in the fourth quarter of 2002. In annual terms, net profit grew to 315 million pesos .

Working capital improved significantly primarily as a result of a more than 1,000 million peso reduction in inventories compared to 2002. In addition, the supplier account declined by only 350 million pesos as a result of better inventory management.

From October to December, 12 establishments were incorporated into the Group. Five new Office Depot units in: Ciudad Juárez, Chihuahua; Cuernavaca, Morelos; Mexico City and one additional store in Guatemala; three Gigante USA units in Los Angeles, California; two Radio Shack stores in Acapulco, Guererro and Guadalajara, Jalisco; and two Toks restaurants in the cities of Toluca, Edo de México and the surrounding metropolitan area of Edo de México. In all, there are a total of 492 units and 1,148,273 m^2 of sales floor. Two Super Gigante stores were closed as well.

In the next 15 months, the Group will invest nearly 1,000 million pesos, most of which will be used to open new units, the remodeling of stores and logistics.

By the end of 2003, the number of stores and sales area by format was as follows:

102 Gigante stores (605,532 m^2 of sales floor), 54 Bodegas Gigante (202,970 m^2 of sales floor), 61 Super Gigante units (132,652 m^2 of sales floor), 8 Gigante USA establishments (22,794 m^2 of sales floor), 42 SuperPrecio units (10,378 m^2 of sales floor), 87 Radio Shack stores (10,688 m^2 of sales floor), 89 Office Depot establishments (149,991 m^2 of sales floor), 3 PriceSmart units (13,269 m^2 of sales floor), and 46 Toks cafeterias (10,188 seats).

GRUPO GIGANTE

Contactos:

Grupo Gigante

Manuel Cullen
Relaciones con Inversionistas
Tel. 52.5269.8075
macullen@gigante.com.mx

IR Communications:

Sandra Yatsko
Tel: (52) 56 44 12 47
sandra@irandpr.com

GRUPO GIGANTE

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

Thousand of Mexican pesos of purchasing power of Dec. 2003

QUARTERLY RESULTS	Oct- Dec 03	Oct- Dec 02	CHANGE %
NET SALES	8,363,147	8,879,725	-5.8%
GROSS PROFIT	1,710,297	1,780,485	-3.9%
OPERATING INCOME	259,382	134,281	93.2%
EBITDA	439,831	301,526	45.9%
COMPREHENSIVE FINANCING COST	-31,925	21,614	-247.7%
INCOME TAX PROVISION	109,783	32,530	237.5%
NET INCOME	101,941	16,304	525.2%

FINANCIAL POSITION	2003	2002	CHANGE %
TOTAL ASSETS	22,390,470	23,271,609	-3.8%
CURRENT ASSETS	7,337,856	8,051,188	-8.9%
CASH & CASH EQUIVALENTS	586,224	303,401	93.2%
INVENTORIES	4,438,222	5,511,553	-19.5%
OTHERS	2,313,410	2,236,234	3.5%
NON CURRENT ASSETS	15,052,614	15,220,421	-1.1%
TOTAL LIABILITIES	10,020,264	10,786,632	-7.1%
CURRENT LIABILITIES	8,275,168	9,023,662	-8.3%
TRADE ACCOUNTS PAYABLE	5,221,859	5,572,245	-6.3%
BANK LOANS	2,083,000	2,149,579	-3.1%
OTHER LIABILITIES	970,309	1,301,838	-25.5%
LONG TERM LIABILITES	599,446	630,937	-5.0%
BANK LOANS	500,000	519,850	-3.8%
OTHER LIABILITIES	99,446	111,087	
DEFERRED LIABILITIES	1,145,650	1,132,033	1.2%
SHAREHOLDERS' EQUITY	12,370,206	12,484,977	-0.9%

FINANCIAL RATIOS		
INVENTORY DAYS	66.0	78.7
ACCOUNTS PAYABLE DAYS	77.6	79.6
NET INCOME PER SHARE * (PESOS)	0.10	0.02
EBITDA PER SHARE * (PESOS)	0.45	0.31
GROSS MARGIN	20.5%	20.1%
OPERATING MARGIN	3.1%	1.5%
NET MARGIN	1.2%	0.2%
INTEREST BEARING LIABILITIES TO STOCKHOLDER	20.9%	21.4%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	81.0%	86.4%

*SHARES OUTSTANDING	977,447,505	977,447,505